Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

A Message From

Muhtar Kent & John Brock

For the past 18 months, The Coca-Cola Company has been diligently working with our bottling partners around the world to develop our 2020 Vision, our roadmap for winning together. At the heart of our 2020 Vision is a deep commitment to best serve our consumers and customers everywhere.

In this spirit, The Coca-Cola Company and Coca-Cola Enterprises are jointly announcing decisive actions to strategically advance our partnership. These actions support our 2020 Vision, and will strengthen our franchise model and drive long-term shareholder value for both companies.

The Coca-Cola Company, in a substantially cashless transaction, will acquire CCE’s entire North American business, which consists of approximately 75 percent of U.S. bottler-delivered volume and almost 100 percent of Canadian bottler-delivered volume.

The Coca-Cola Company has also agreed in principle to sell its Norway and Sweden bottling operations to CCE, and to give CCE the right to acquire The Coca-Cola Company’s 83 percent stake in the German bottling operations 18 to 36 months after close for fair value.

At closing, The Coca-Cola Company will rename the sales and operational elements of CCE’s North American businesses Coca-Cola Refreshments USA, Inc. (CCR-USA) and Coca-Cola Refreshments Canada, Ltd. (CCRC).  Following the close, The Coca-Cola Company will fold in the vast majority of its U.S. and Canada businesses into CCR-USA and CCRC, respectively.

In the U.S., CCR-USA will be organized as a unified operating entity with distinct capabilities, including supply chain and logistics and sales and customer service operations. In Canada, CCRC will be a single dedicated production, marketing, sales and distribution organization. And in Europe, a new entity, which retains the name CCE, will hold CCE’s European businesses, including the Norway and Sweden businesses which CCE has agreed in principle to acquire. CCE’s current public shareowners will hold 100 percent of this new entity.

This dynamic evolution will create an unparalleled combination of businesses for The Coca-Cola Company, which will serve as a passport for winning in North America, the world’s largest nonalcoholic ready-to-drink profit pool. CCE will remain the preeminent Western European bottler, with an improved growth profile and enhanced revenue, margins and EPS growth prospects.

Today’s moves are a step change in the execution of our long-term growth strategy and represent a significant strengthening of our franchise system, which we continue to believe is the best way to win in the marketplace. We enter this new decade with a bold 2020 Vision, an aligned and strengthened system, and a global talent pool of extraordinary people who have the deep skills, passion and commitment to transform our companies and our industry.

We will construct a well-developed integration plan, which includes new strategies to better address the external sources that will shape our business today and well into the future. In addition, we have a high degree of confidence in our ability to direct and execute this important initiative. We will announce leadership appointments as we continue to develop the integration plan.

We’re excited about this evolution and what it means for the future of our respective businesses. We hope you are too.

Sincerely,

Muhtar Kent
John Brock

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.